UNITED STATE OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


KeySpan Corporation                                             File No. 70-9699

                         Certificate Pursuant to Rule 24
                       and Release No. 35-27272 Under the
                   Public Utility Holding Company Act of 1935


     On November 8, 2000, the Securities and Exchange Commission ("SEC") issued an order in this proceeding, Release No. 35-27272 in File No. 70-9699, as modified by an order issued on December 6, 2002, Release No. 35-27612 in File No. 70-10063 (collectively, the "Order") authorizing, among other things, various external and intrasystem financing transactions. The Order required KeySpan to file certain certificates (as described in the Order) under Rule 24 ("Rule 24 Certificates"), within 60 days of the closing of each of the first three calendar quarters and 90 days after the end of the last calendar quarter, to report transactions authorized by the Order under the Public Utility Holding Company Act of 1935, as amended (the "Act"). The SEC issued an additional order, Release No. 35-27638 in File Nos. 70-10097 and 70-9699 on January 14, 2003, as
modified by an order issued on April 16, 2003, Release No. 35- 27667 in File No. 70-10097, that required KeySpan to include in such Rule 24 Certificates certain disclosures concerning transactions involving KeySpan's subsidiary, Northeast Gas Markets LLC ("NEGM"), as authorized by that order. The required certificate is set forth below (as an attachment) for the period January 1, 2003 through March 31, 2003.


                                          Respectfully submitted,



                                          By: /s/Alfred C. Bereche
                                              -------------------------
                                              Alfred C. Bereche
                                              Assistant General Counsel

Dated: May 30, 2003

                               KEYSPAN CORPORATION
                               RULE 24 CERTIFICATE
                          QUARTER ENDED MARCH 31, 2003


KeySpan hereby certifies the matters set forth below pursuant to Rule 24 of the Act and the Order:

     (a) The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale.

          Answer:

     On January 13, 2003, KeySpan Corporation made a public offering and sale of
13.9 million shares of its common stock through Credit Suisse First Boston at a price of $34.50 per share, generating gross proceeds of approximately $480 million and net proceeds to the Company of approximately $473 million. The average market price at issuance was $35.8650.

     The following table sets forth additional sales made during the quarter pursuant to KeySpan's stock plans:

                                                Shares Issued           Average Market            Average Issuance
                                                  During the           Price at Issuance                Price
                                                   Quarter
-----------------------------------------------------------------------------------------------------------------------
EDSPP                                               50,007                  $33.9550                    $30.5600
EDSPP Reinvested                                    11,001                  $33.9900                    $30.5910
                                            --------------
Total EDSPP Shares Issued                           61,008                        --                          --

DRIP                                                73,794                  $33.3360                    $33.3360
DRIP Reinvested                                    168,024                  $33.9900                    $33.9900
                                            --------------
Total DRIP Shares Issued                           241,818                        --                          --

401k*                                              492,504                  $33.1960                    $33.1960

Stock Options (Exercised)                           90,590                  $34.9630                    $23.3970

TOTAL                                              885,920                        --                          --
----------------------------------------------------------------------------------------------------------------------

Average Daily Closing KSE Stock Price for the Quarter:                                                $       33.3460
                                                                                                ----------------------

*Shares are not issued at a discounted price; equivalent discount amount reflected as additional shares purchased and added to participant's account. About 50% of participants are not eligible for the discount.

     (b) The total number of shares of common stock issued or issuable under options granted during the quarter under employee benefit plans or dividend reinvestment plans.

          Answer: 1,667,700 common stock options were issued on March 5, 2003.

     (c) If KeySpan common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer.

          Answer: None.

           (d) The name of the guarantor and of the beneficiary of any KeySpan Guarantee or Nonutility Subsidiary Guarantee issued during the quarter, and the amount, terms and purpose of the guarantee.


           Answer:


       Letter Of Credit                                         Incremental           Total              Terms
                                                                  Amount              Amount
         Beneficiary                    Purpose                   ($000)              ($000)             (Date)
                                                                  ------              ------
          BP Energy           Supports purchases of               15,000              10,000        1/2/03-12/31/03
                              natural gas and other
                              petroleum products
     Con Ed Energy, Inc.                   "                      25,000              25,000        1/2/03-12/31/03

---------------------------------------------------------- -----------------------------------------------------------
          Cook Inlet                       "                      10,000              10,000        1/2/03-12/31/03
---------------------------------------------------------- -----------------------------------------------------------
      Coral Energy (KES)                   "                       5,000               5,000        1/2/03-12/31/03
---------------------------------------------------------- -----------------------------------------------------------
      Coral Energy (RW)                    "                       5,000               5,000        1/2/03-12/31/03
---------------------------------------------------------- -----------------------------------------------------------
         Entergy-Koch                      "                      15,000              15,000        1/2103-12/31/03
---------------------------------------------------------- -----------------------------------------------------------
            Sempra                         "                      15,000              15,000        1/2/03-12/31/03
---------------------------------------------------------- -----------------------------------------------------------
        Texas Eastern                      "                       2,000               2,000        1/2/03-12/31/03
---------------------------------------------------------- -----------------------------------------------------------
    Western Gas Resources                  "                      18,000              18,000        1/2/03-12/31/03


---------------------------------------------------------- -----------------------------------------------------------
        Concord Energy                     "                       2,000               2,000        3/19/03-13/31/03


---------------------------------------------------------- -----------------------------------------------------------
            NYISO                          "                      40,000              40,000        6/12/02-6/11/03
---------------------------------------------------------- -----------------------------------------------------------
           Cologne            LILCO Workers                        1,614               1,614        Expires 12/30/03
                              Compensation Program
                              dating back to 1993-1994

---------------------------------------------------------- -----------------------------------------------------------

     (e) The amount and terms of any long-term debt or preferred stock issued directly or indirectly by KeySpan or a Utility Subsidiary during the quarter.

          Answer: None

     (f) The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under rule 52.

          Answer: None

     (g) The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments.

          Answer: None

     (h) The market-to-book ratio of KeySpan's common stock.

          Answer: 1.40*

* Closing price as of March 31, 2003 ($32.25)/ Book value ($22.98)


     (i) The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter.

          Answer: None

     (j) A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing.

                     Answer:

Name of Entity                                      Date of Filing                           File Number
--------------                                      --------------                           -----------
KeySpan Energy Development Co.                      January 10, 2003                          040-00539
KeySpan Energy Development Co.                      January 10, 2003                          040-00539
KeySpan Luxembourg S.A.R.L.                         January 6, 2003                           040-00539


     (k) The amount and terms of any short-term debt issued directly or indirectly by KeySpan during the quarter.

                     Answer:

                                                                                                         Average
                                        Issuance               Outstanding at         Average            Maturity
----------------------------------------------------------------------------------------------------------------------
                                         ($000)                   Month End            Yield             (# days)
                                         ------                    ------              -----              ------
                                                                   ($000)
----------------------------------------------------------------------------------------------------------------------
January                                  169,325                  678,000              1.50%               77.1
----------------------------------------------------------------------------------------------------------------------
February                                 554,611                  813,311              1.42%               59.0
----------------------------------------------------------------------------------------------------------------------
March                                    393,190                  677,332              1.37%               61.8
----------------------------------------------------------------------------------------------------------------------

     (l) The amount and terms of any short-term debt issued directly or indirectly by any Utility Subsidiary during the quarter.

          Answer: None

     (m) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including KeySpan, that has engaged in jurisdictional financing transactions during the quarter.

          Answer: None

     (n) A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of KeySpan on a consolidated basis and each Utility Subsidiary.

          Answer: See Appendix A hereto.

     (o) A retained earnings analysis of KeySpan on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter.

          Answer: See Appendix B hereto.

     (p) A  computation  in accordance  with rule 53(a) setting forth  KeySpan's
"aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the requested EWG/FUCO authority. In addition, a computation in accordance with Rule 53(a) setting forth KeySpan's "aggregate investment" in EWGs and FUCOs as a percentage of the following: (i) total consolidated capitalization; (ii) net utility plant; (iii) total consolidated assets; and (iv) aggregate market value of KeySpan's common equity, all as of the end of the quarter.

          Answer: See Appendix C hereto.

     (q) With respect to NEGM, (i) the type of gas services rendered and to whom; (ii) the price for such gas services and how that price was determined; and (iii) income statements and balance sheets of NEGM.

          Answer: See Appendix D hereto.

                                                                     APPENDIX A

Capital Structure at 3/31/03
----------------------------

                                         Consolidated                            Essex Gas Company

                                                    Percent of                                 Percent of
                              Thousands of Dollars     Total             Thousands of Dollars    Total
                             -------------------------------------      ------------------------------------
Common Stock                           3,481,607           38.15%                    60,383          31.89%
Retained Earnings                        694,630            7.61%                    10,896           5.75%
Other Comprehensive Income              (114,221)          (1.25)%                     (183)         (0.10)%
Treasury Stock                          (448,867)          (4.92)%                        -           0.00%
                             -------------------------------------      ------------------------------------
     Total Common Equity               3,613,149           39.59%                    71,096          37.55%
Preferred Stock                           83,849            0.92%                         -           0.00%
Commercial Paper                         677,332            7.42%
Long-term Debt                         4,751,645           52.07%                    18,244           9.64%
Intercompany Long term Debt                    -            0.00%                   100,000          52.82%
                             -------------------------------------      ------------------------------------
Total Capitalization                   9,125,975          100.00%                   189,340         100.00%
                             =====================================      ====================================

Debt to Capitalization                    60.41%                                     62.45%


                                    KeySpan Generation LLC                 EnergyNorth Natural Gas, Inc.

                                                    Percent of                                 Percent of
                              Thousands of Dollars     Total             Thousands of Dollars    Total
                             -------------------------------------      ------------------------------------
Common Stock                             192,064           35.42%                   223,653          94.21%
Retained Earnings                         31,909            5.88%                   (65,954)        (27.78)%
Other Comprehensive Income                     -               -                       (933)         (0.39)%
Treasury Stock                                 -            0.00%                         -           0.00%
                             -------------------------------------      ------------------------------------
     Total Common Equity                 223,973           41.30%                   156,766          66.04%
Preferred Stock                                -            0.00%                         -           0.00%
Long-term Debt                            64,321           11.86%                    40,625          17.11%
Intercompany Long term Debt              253,986           46.84%                    40,000          16.85%
                             -------------------------------------      ------------------------------------
Total Capitalization                     542,280          100.00%                   237,391         100.00%
                             =====================================      ====================================

Debt to Capitalization                    58.70%                                     33.96%

                                          Colonial Gas Company                     Boston Gas Company

                                                          Percent of                               Percent of
                                      Thousands of Dollars  Total             Thousands of Dollars  Total
                                     -------------------------------         -------------------------------
Common Stock                                     269,429     39.93%                      611,993     36.93%
Retained Earnings                                 16,539      2.45%                        8,575      0.52%
Other Comprehensive Income                       (2,055)     (0.30)%                      (9,823)    (0.59)%
Treasury Stock                                         -      0.00%                            -      0.00%
                                     -------------------------------         -------------------------------
     Total Common Equity                         283,913     42.08%                      610,745     36.86%
Preferred Stock                                        -      0.00%                       13,846      0.84%
Commercial Paper
Long-term Debt                                   105,216     15.59%                      223,403     13.48%
Intercompany Long term Debt                      285,623     42.33%                      809,119     48.83%
                                     -------------------------------         -------------------------------
Total Capitalization                             674,752    100.00%                    1,657,113    100.00%
                                     ===============================         ===============================

Debt to Capitalization                            57.92%                                  63.14%

                                     The Brooklyn Union Gas Company          KeySpan Gas East Corporation

                                                         Percent of                               Percent of
                                     Thousands of Dollars  Total             Thousands of Dollars  Total
                                    -------------------------------         -------------------------------
Common Stock                                    468,747     28.26%                      532,862     35.53%
Retained Earnings                               556,589     33.56%                      197,019     13.14%
Other Comprehensive Income                      (12,543)    (0.76)%                     (32,318)    (2.15)%
Treasury Stock                                        -      0.00%                            -      0.00%
                                    -------------------------------         -------------------------------
     Total Common Equity                      1,012,793     61.07%                      697,563     46.51%
Preferred Stock                                       -      0.00%                            -      0.00%
Long-term Debt                                  645,663     38.93%                      525,000     35.00%
Intercompany Long term Debt                           -      0.00%                      277,346     18.49%
                                    -------------------------------         -------------------------------
Total Capitalization                          1,658,456    100.00%                    1,499,909    100.00%
                                    ===============================         ===============================

Debt to Capitalization                           38.93%                                  53.49%


Note - For PUHCA Filing purposes LTD includes the current redemption, commercial paper and preferred stock is included in both the numerator and denominator.

                                                                     APPENDIX B

Retained Earnings Analysis - for the period December 31, 2002 through March 31, 2003
------------------------------------------------------------------------------------
                                                                                    The Brooklyn Union           KeySpan Gas
                                                        Consolidated                   Gas Company            East Corporation

                                                        Thousands of                   Thousands of             Thousands of
                                                           Dollars                       Dollars                   Dollars
                                                -----------------------------     ----------------------    ---------------------
Retained Earnings at 12/31/02                                        522,835                    467,625                  146,545
Earnings                                                             243,265                     88,963                   50,474
Equity Earnings adjustment                                                 -                          -                        -
Common Dividends                                                     (70,009)                         -                        -
Preferred Dividends                                                   (1,461)                         -                        -
Other                                                                      -                          1                        -
                                                -----------------------------     ----------------------    ---------------------
Retained Earnings at 3/31/03                                         694,630                    556,589                  197,019
                                                =============================     ======================    =====================



                                                EnergyNorth Natural Gas Inc.       Boston Gas Company        Essex Gas Company

                                                        Thousands of                   Thousands of             Thousands of
                                                           Dollars                       Dollars                   Dollars
                                                -----------------------------     ----------------------    ---------------------
Retained Earnings at 12/31/02                                        (71,679)                   (22,817)                   6,112
Earnings                                                               5,724                     31,612                    4,784
Equity Earnings adjustment                                                 -                          -                        -
Common Dividends                                                           -                          -                        -
Preferred Dividends                                                        -                       (226)                       -
Other                                                                      1                          6                        -
                                                -----------------------------     ----------------------    ---------------------
Retained Earnings at 3/31/03                                         (65,954)                     8,575                   10,896
                                                =============================     ======================    =====================


                                                  KeySpan Corporation         KeySpan Generation LLC

                                                     Thousands of                  Thousands of
                                                        Dollars                      Dollars
                                                -----------------------     --------------------------
Retained Earnings at 12/31/02                                  827,194                         32,759
Earnings                                                       129,639                           (851)
Equity Earnings adjustment                                           -                              -
Common Dividends                                               (70,000)                             -
Preferred Dividends                                                  -                              -
Other                                                               (1)                             1
                                                -----------------------     --------------------------
Retained Earnings at 3/31/03                                   886,832                         31,909
                                                =======================     ==========================


                                                  Colonial Gas Company        KeySpan New England LLC

                                                      Thousands of                  Thousands of
                                                         Dollars                      Dollars
                                                 -----------------------     --------------------------
Retained Earnings at 12/31/02                                       (94)                       191,044
Earnings                                                         16,633                         58,546
Equity Earnings adjustment                                            -                              -
Common Dividends                                                      -                              -
Preferred Dividends                                                   -                              -
Other                                                                 -                              -
                                                 -----------------------     --------------------------
Retained Earnings at 3/31/03                                     16,539                        249,590
                                                 =======================     ==========================

                                                                     APPENDIX C


Investments in EWGs and FUCOs at 3/31/03
----------------------------------------
(000)

                                                                                                               Percent of
                                                                           $ Thousands                        Total Equity
                                                                        -----------------                   ----------------
Investment
       KeySpan-Ravenswood LLC                                                    545,549                             15.10%
       Finsa Energeticos, S. de R.L. de C.V.                                           -                              0.00%
       Phoenix Natural Gas Limited                                                56,255                              1.56%
       KeySpan-Glenwood Energy Center, LLC                                        94,661                              2.62%
       KeySpan-Port Jefferson Energy Center, LLC                                 102,588                              2.84%
       Ravenswood Expansion Project                                              208,323                              5.77%
                                                                        -----------------                   ----------------
       Total Current Investments                                               1,007,376    A                        27.88%

Authorized Investment                                                          2,200,000    B

Total Equity                                                                   3,613,149    C
Total Capitalization                                                           8,437,229    D
Net Utility Plant                                                              5,491,437    E
Consolidated Assets                                                           13,130,806    F
Common Equity Market Value                                                     5,070,308    G

Percentages
       Current Investments to Authorization                                       45.79%   A/B
       Current Investments to Total Equity                                        27.88%   A/C
       Current Investments to Total Capitalization                                11.94%   A/D
       Current Investments to Net Utility Plant                                   18.34%   A/E
       Current Investments to Consolidated Assets                                  7.67%   A/F
       Current Investments to Common Equity Market Value                          19.87%   A/G

       Remaining Authorized Investment - Thousands of Dollars                  1,192,624

                                                                      APPENDIX D


Type of gas contract services rendered and to whom:

During the first quarter of 2003, Northeast Gas Markets LLC ("NEGM") performed gas contract services, as described in (a) the management service agreement between NEGM and Alberta Northeast Gas Limited ("ANE"); and (b) the M&A Agreement (relating to the Encana Gas Contracts) among NEGM, the KeySpan Gas Utilities and the Unaffiliated Utilities (the Unaffiliated Utilities are Bay State Gas Company, The Berkshire Gas Company, and Northern Utilities, Inc. gas utility subsidiaries of NiSource and Energy East), all as defined and described in Rel No. 35-27638; 70-10097 and 70-9699 (January 14, 2003), as supplemented by
Rel. No. 35-27667; 70-10097 (April 16, 2003). NEGM provided these services to ANE and to each of the KeySpan Utilities and the Unaffiliated Utilities listed on Attachment A.

The price for such gas contract services and how that price was determined:

ANE Gas Contracts: The price for gas contract services rendered to ANE was $417,151.20, which was determined by multiplying the monthly management fee of $0.3893 and the ANE contract volume of 357,150 mcf/day. The monthly management fee is equal to the product of the contracted per mcf charge of $0.0128 times 365/12.

Encana Gas Contracts: The price for gas contract services rendered to each of the KeySpan Utilities and the Unaffiliated Utilities is set forth on Attachment A and was, in the aggregate, $60,974.13. In each case, the price was determined for each month in the quarter by multiplying (a) the contracted per mcf charge of $0.0128; (b) the number of days in the month ; and (c) the applicable contract volume.

ATTACHMENT A
M&A Agreement

KeySpan Utilities
-----------------                                                                                 Total
                                         Contract Volume             Management Fee           Mgmt Fee for
Company Name                               Per Dth/day        (.0128 x # Days in Quarter)    1st Quarter '03
---------------------------------------------------------------------------------------------------------------
The Brooklyn Union Gas Company                  30,571                   .0128 x 76        $  29,739.47
KeySpan Gas East Corporation                     2,551                   .0128 x 76        $   2,481.61
Boston Gas Company                              10,758                   .0128 x 76        $  10,465.38
EnergyNorth Natural Gas, Inc.                    3,199                   .0128 x 76        $   3,111.99
Essex Gas Company                                1,661                   .0128 x 76        $   1,615.82

Unaffiliated Utilities

Company Name
---------------------
Berkshire Gas                                    1,083                   .0128 x 76         $  1,053.54
Bay State Gas                                   10,471                   .0128 x 76         $ 10,186.19
Northern Utilities                               2,385                   .0128 x 76         $  2,320.13



             Total Per M&A Agreement            62,679                   .0128 x 76         $ 60,974.13
                                     ==========================================================================